UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

Dated April 15, 2020

Commission File Number 001-38018

Integrated Media Technology Limited

(Translation of registrant's name into English)

Level 7, 420 King William Street

Adelaide, SA 5000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") is filing this Report on Form 6-K in compliance with and reliance upon the SEC Order under Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules thereunder (SEC Release No. 34-88465 / March 25, 2020) (the "Relief Order") to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (COVID-19) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the "Annual Report") due to circumstances related to COVID-19.

Set forth below are, among other things, the Company's (i) operational and 2019 audit related updates, (ii) the reasons for the delays in the completion of its 2019 audit and filing of the Annual Report on Form 20-F, and (iii) estimated filing date of the Annual Report.

On April 15, 2020, the Company provided the following updates on the impact of the COVID-19 outbreak in China on the Company, its operations and filing of its Annual Report.

Operational updates

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology and subject to funding, distribution of switchable glass and IoT (Internet of Things) products. The Company primarily conducts its business operations in Hong Kong and Guangdong province in China.

Following the COVID-19 outbreak in China, our office in Shenzhen closed due to China government's decision to close offices, factories, schools, and other public places to prevent the spread of COVID-19 in February 2020. The respective operations gradually resumed beginning on March 1, 2020.

In addition to the foregoing:

  •   Most of the branches of Shenzhen commercial banks where the Company maintains bank accounts have not fully resumed their operation or otherwise have refused to perform bank confirmations in fear of contacting contaminated items.

  •   Cities and municipalities where the Company's key customers and suppliers operate maintain monitoring and compulsory quarantine policies adopted during the outbreak. Company's key customers and suppliers are unable provide confirmations on time.

  •   Hong Kong and China has a mandatory 14 days quarantine period for anyone entering Hong Kong or China prohibiting our Company to effectively complete the preparation of the schedules and information required for the audit. Our staff was not able to timely perform onsite assistance to our colleagues in the Shenzhen office.

2019 Audit related updates

The principle office of the Company's auditors is in California United States of America. On March 13, 2020 California government enacted a "statewide order" for its nearly 40 million residents to "stay at home," a wide-reaching measure for the most populous state in the United States as the coronavirus spreads. It prohibits gatherings outside and requires nonessential businesses to close in an effort to slow the spread of the virus.

In order to prevent the COVID-19 disease outbreak in HKSAR, the government of HKSAR announced that (i) beginning on February 4, 2020, individuals, including Hong Kong residents, travelling between Hong Kong and the Mainland China or between Hong Kong and other places will have to use control points at the Hong Kong International Airport, Shenzhen Bay and the Hong Kong-Zhuhai-Macao Bridge, and closed other land and water ports between mainland and HKSAR, and (ii) beginning on February 8, 2020, the Department of Health of the HKSAR issued quarantine orders to all people entering Hong Kong from the Mainland, including Hong Kong residents, Mainland China residents and visitors from other places. People concerned are required to stay at home or another accommodation to complete a fourteen-day compulsory quarantine. The Chief Executive of the government of the HKSAR under section 8 of the Prevention and Control of Disease Ordinance (Cap. 599) enacted the Compulsory Quarantine of Certain Persons Arriving at Hong Kong Regulation ("the Regulation") to enforce the quarantine measure describe in item (ii) above. The Regulation expires at midnight on May 7, 2020. These measures had or will have adverse impacts on the timeliness to the Company's annual audit.

As a standard audit procedure, the auditors are required to control the confirmation procedures to ensure the effectiveness of this audit procedure, i.e. to issue confirmations to bank, customers and suppliers directly, and required the counterparties to mail back the confirmations directly to the auditors' office. However, in light of the limited operation of the commercial banks and other business entities (especially small and medium sized entities), and the extended processing period of the express delivery service during the outbreak and subsequent recovery periods, the issuing time and related response period of audit confirmations is expected to be delayed. The recovery rate of the audit confirmations distributed (especially for those to customers and suppliers) is also expected to be lower than in previous years, as a result, additional alternative procedures would be required, such measures would also in return delay the overall audit process.

Additional Risk Factor

The recurrence of the coronavirus disease COVID-19, or similar adverse public health developments in China, may materially and adversely affect our business and operating results.

In early 2020, China and several countries in Asia, were affected by the outbreak of the severe acute respiratory syndrome called COVID-19. During this COVID-19 epidemic, in the first quarter of 2020, our office in Shenzhen closed due to the PRC government's decision to close offices, factories, schools, and other public places to prevent the spread of COVID-19. If the outbreak of COVID-19 continues, or any China experiences outbreaks of other contagious diseases, such as the avian flu, this may adversely affect our business and operating results. Our operations may be impacted by a number of health-related factors in connection with such outbreaks, including, among other things, the quarantining or closing of offices and/or factories in China for prolonged periods, which could severely disrupt our operations, cause the sickness or death of our key officers and employees, and result in the closure of our offices. Any of the foregoing events or other unforeseen consequences of public health problems could also lead to a general slowdown in China's economy, which could adversely affect our business and results of operations. We have not adopted any preventive measures or contingency plans to ensure the safety of employees and minimize disruptions or other adverse effects on our operations that may occur due to any outbreaks of contagious diseases, such as COVID-19 or avian flu in China.

Estimated Audit Completion and Annual Report Filing Dates

The Company's 2019 audit schedule has been revised to reflect the foregoing developments. As of the date of this filing, the Company expects to file the Annual Report no later than 45 days after April 30, 2020.

Special Note Concerning Forward Looking Statements

This filing contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company's present intent, beliefs or expectations, including, among others, the Company's estimates relating to the completion of the 2019 audit and filing of the 2019 Annual Report, its ability to sustain its operations without disruptions or delays, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company's control. You should not place undue reliance upon the Company's forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 15, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chief Executive Officer